SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Isilon Systems, Inc.

(Name of Subject Company)

Isilon Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Avenue

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010, as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Isilon Systems, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated November 19, 2010 as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The eighth paragraph of Item 8 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or early termination of the statutory waiting period following the filing by EMC of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. EMC filed its Premerger Notification and Report Form on November 18, 2010 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. At 11:59 p.m. on December 3, 2010, the mandatory waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ISILON SYSTEMS, INC.

By:	/s/ Keenan M. Conder
Keenan M. Conder Vice President, General Counsel and Corporate Secretary

Dated: December 6, 2010